December 28, 2016

Pamela Long
Assistant Director
Asia Timmons-Pierce
Staff Attorney
Dale Welcome
Staff Accountant
John Cash
Accounting Branch Chief

Re: **BioCrude Technologies USA, Inc.**
        Registration Statement on Form S-1
        Filed December 1, 2016
        File No. 333-214853

Dear Ms. Long:

This letter is in response to your comment letter of December 15, 2016.

Calculation of Registration Fee

1. We note your disclosure that pursuant to Securities Act Rule 457(p), the filing fee is being offset by the fee paid in connection with the filing of your registration statement on Form S-1 initially filed by BioCrude Technologies Inc. Please revise your footnote to include the file number and initial filing date of the earlier registration statement from which the offset is claimed.

Response: The registration statement has been revised to reflect the aforesaid noting the file number and filing date.

Prospectus Cover Page

2. Please clarify that while the selling shareholders will sell at the fixed price of $1.75 per share until your common stock is quoted on OTCBB and thereafter at market prices, the company will sell all shares at a fixed price of $1.75 per share for the duration of the offering. Please revise disclosure under "By Our Company" on page 49 in response to this comment as well. The company is not eligible to conduct an at the market offering under Rule 415(a)(4).

Response: The registration statement has been revised to reflect the aforesaid with a fixed price.

Use of Proceeds, page 10

3. We note that for 25% of the shares sold, you show the use of proceeds for the investment in subsidiaries and/or joint ventures as an inflow of funds, rather than a use of proceeds. To the extent that the net proceeds from this offering do not cover your uses of such funds, please revise your estimates accordingly, and indicate the order of priority for your planned uses. We remind you that the total use of proceeds should not exceed the net proceeds to the company.

Response: The registration statement has been revised to reflect the aforesaid.

Capitalization, page 12

4. To the extent that your short-term debt line item includes accounts payable or accrued expenses incurred in the ordinary course of operations, please revise your capitalization table to exclude these balances from the short-term debt line item.

Response: The registration statement has been revised to reflect the aforesaid.

5. Since this offering is on a best-efforts basis with no minimum number of shares to be sold, your capitalization table should not reflect the receipt or application of offering proceeds from the sale of all 20,000,000 shares offered. Please revise your registration statement to remove the IPO and pro forma columns.

Response: The registration statement has been revised to reflect the aforesaid with columns removed.

Description of Business and Properties, page 13

6. We note your response to comment 14 of our letter dated August 25, 2016. Please disclose the material terms of the Concession Agreement, Power Purchase Agreement Contract and Deed of Assignment. We note that you have only filed the cover page and signature page of these agreements as exhibits. Please file each agreement in its entirety with your next amendment. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Response: The registration statement has been revised to reflect the material agreements ("Material Agreements" heading of the registration statement, pg.32) as well as the summarized material terms of the agreements (Concession Agreement(s), Power Purchase Agreement (PPA) and the Deed of Assignment pursuant to a Public-Private Partnership (PPP)) which have been annexed within the registration statement and referenced in same as Exhibit 10.8. Furthermore, for convenience purposes, same have been annexed hereunder, and as such, have been titled "Exhibit 10.8", as in the registration statement.

BioCrude will submit all agreements (and assignments), in their entirety, with the amended registration and is requesting that same are treated as confidential pursuant to Rule 406 of the Securities Act.

Nota Bene: The parties (the Governmental Authorities of the Grande Comore and BioCrude), following discussions, agreed to enforce amendments discussed and reflect same within the agreements and agreed to sign these new agreements, as amended, on December 9, 2016, replacing all of the agreements signed on the 11th of January 2016. The principle points of amendment were to incorporate the identified land concession which was assigned to BioCrude, by governmental decree, on November 12, 2016 and to reflect the new governmental administration that was elected into office as the representatives for the Governmental divisions of the Grande Comore that engaged with BioCrude.

The registration statement has been revised to reflect all of the aforesaid.

Description of Business and Property, page 16

7. Please revise your discussion of the "Gratitude Stock" to reference "Note 6" to the December 31, 2015 audited financial statements, as your current reference to Note 7 does not appear to be correct.

Response: The registration statement has been revised to reflect the aforesaid.

Company milestones and plan of execution, page 29

8. We note your response to comment 22 of our letter dated August 25, 2016. Please revise to provide more concrete milestones, in terms of steps you will take and your timetable for doing so, that are necessary for you to be able to begin to generate any revenue from any of your joint ventures or complexes. For example, what steps will you take to establish the necessary joint ventures and financing? What will be involved in establishing a complex so that you can begin to generate revenue, and what would the timetable be for doing so after a joint venture and financing are in place? Please provide a timetable for each component. For example, it is unclear from your disclosures how long the Environment Impact analysis is expected to be. We also note that you mention PPAs in your Liquidity section. Please explain what the PPAs are and why you must acquire them to become operational and what steps are necessary to the acquisitions.

Response:

I will address this multiple part comment by responding to the last two parts first, then continue with the following parts in their ascending order of appearance.

PPA is the acronym for Power Purchase Agreement. A Power Purchase Agreement, as defined in the heading of "Business Model" (pg. 26) of the registration statement, is a contractual engagement with a Power Corporation, with the intervention of the Governmental Authorities of a country (typically the Ministry of Energy/Power, which grants the necessary licenses, permits and clearances (regulatory agency) for procuring electricity from different types of feedstocks (hydro based, fossil fuel based or renewable (Solar, Wind or Biomass based)) to sale the procured electricity from the energy producing facility (BioCrude/Vendor) to the Power Corporation (Procurer) for transmission and distribution (resale to end users).

BioCrude's MSW to Energy initiative is, by definition, an "en suite" of waste management and energy procurement, whereby the latter is a marketable byproduct derived from the intrinsic processes of the treatment of the MSW by procuring the necessary constituent feedstock (primary material) to produce the renewable energy in the modular section for power generation of the Integrated MSW to Energy complex. In order to realize an integral MSW to Energy complex, as defined in the "Business Model" of the registration statement, all Concession Agreements (guarantee of MSW supply, Land and Supply of Treated Effluent) as well as a Power Purchase Agreement must be contracted concurrently, for they are "ALL" necessary constituent elements for the development of an integrated MSW to Energy complex i.e., you cannot have some or most of the agreements (Concessions/PPA) in place, but must have "ALL" in place, at the same time, simply because of the nature of the project in question.

In order to acquire the concessions for waste management (MSW to Energy), "major" lobbying has to be done, commencing with proposal submissions to various divisions of government which are intervening parties to same (environmental project thus requiring the intervention of the Ministry of Environment, energy procurement require the intervention of the Ministry of Energy/Power and Power Corporation (usually crown corporation), the municipalities usually are responsible for the granting of the MSW, Land and Supply of Treated Effluent Concessions and the Ministry of Finance is responsible for the signing of the Sovereign Guarantees, and in some instance, countries might have other intervening governmental agencies).

BioCrude has positioned itself, through its continual lobbying efforts (ongoing), for potential Joint Ventures (JV) with certain governments (countries/clients). Should any of these Joint Ventures prove to be realized because of the persistent lobbying activities, not only will BioCrude be able to realize the EPC management fee for the development of the MSW to Energy complex (es), but it will also receive its prorate share (50%) of the revenue stream of the developed MSW to Energy complex(es), with similar time frame frequencies as mentioned above, as well as a license fee (BioCrude already submitted offers) immediately following signature of the Joint Venture engagement and the Concession and Power Purchase agreements. BioCrude anticipates, that if the prospective JV partner(s) take the initiative to implement (not only entertain) a waste management solution for their country, possible engagement can be realized within 6 to 12 months following that initiative (being cognizant of bureaucracy and red tape procedures of government).

As mentioned within the context of the registration statement, a vote of confidence has been bestowed to BioCrude by the governmental authorities of the Autonomous Island of Grande Comore on its proposed integrated waste management solution for the Autonomous Island of Grande Comore through the awarding of the necessary Concession Agreements (delivery of MSW, Land and Supply of Treated Effluent) for 30 years (with a renewal option of 30 years) with Sovereign Guarantees for the implementation (design, build, finance and operate) of a 700 TPD Municipal Solid Waste to Energy Complex, in the city of Moroni, Autonomous Island of Grande Comore, Union of the Comoros. Furthermore, a Power Purchase Agreement has been signed with the "Le Gestion de l'Eau et de l'Électricité aux Comores (MA-MWE)" whereby same will buy back all procured renewable energy from the MSW to Energy complex for the term of the Concessions (and renewal option).

BioCrude, subject to its contractual engagement with the Government of the Autonomous Island of Grande Comore for the implementation of a MSW to Energy complex in Moroni, Grande Comore, through the financing provisions of the MSW to Energy project, will earn the EPC management/general contracting fee of approximately 20% of the capital cost of the MSW to Energy project (prorated over the duration of the construction period), i.e., commencing within 6 to 8 months from these presences. BioCrude, as well, is looking at approximately 24 to 26 months (development time frame for the realization of MSW to Energy complex) before it can start generating absolute, guaranteed revenues from the operation of the MSW to Energy complex (tipping fees, resale of renewable energy, resale of compost and carbon credits) servicing the waste management needs of the Government of the Autonomous Island of Grande Comore, as per the provisions and stipulations of the contractual engagements with same (with implied sovereign guarantees), for a minimum guaranteed term of 30 years.

Hereunder is a schedule of events (agenda) for the realization (full execution) of the MSW to Energy project in Moroni, Autonomous Island of Grande Comore (inclusive: contract realization process), as documented in the registration statement, in order for BioCrude to start realizing revenues as an ongoing concern, not taking into account any prospective joint ventures in the works (which will be further elaborated upon later within this text). Upon reviewing the schedule of events, one will notice that certain tasks will be executed concurrently with other tasks.

Contract Conclusion, Engineering, Procurement & Construction

A. Signature of the following Accords necessary for the realization of the MSW-Energy Complex in Moroni, Autonomous Island of Grande Comore

1. Deed of Assignment Agreement ("Protocol of Engagement") by and between the Government of the Autonomous Island of Grande Comore and BioCrude Technologies USA, Inc. Contract was signed January 11, 2016.
2. The signing of the Concession Agreement for the Municipal Solid Waste, Land Lease Agreement and Agreement for the supply of treated Municipal Water on January 11, 2016

3. The signing of the Power Purchase Agreement (PPA) with the "Le Gestion de l'Eau et de l'Électricité aux Comores (MA-MWE)" [Power Corporation of the Autonomous Island of Grande Comore] on January 11, 2016
4. Opening of a new Comorian Corporation (in the country in question) totally owned by BioCrude Technologies USA, Inc., opening of bank account and execution of all party obligations contained in the Deed of Assignment. This was done on January 12, 2016
5. Reception of letter from new governmental administration of the Autonomous Island of the Grande Comore (after elections on May 2016) reaffirming their initiative and will to fully respect and execute the engagements signed on January 11, 2016; August 25, 2016
6. Site selection (site Identification and legal designation (Cadastral, Lot, etc. ...)) for the MSW-Energy Complex, preparation of legal documents to annex same to the Land Lease Agreement and Assignment of selected parcel of land to BioCrude, as per the stipulations of the Land Concession agreement on November 12, 2016.
7. Incorporating agreed to amendments and/or modifications to the contractual engagements of January 11, 2016 into the new agreements replacing those of January 11, 2016: December 9, 2016.
8. Granting of a Treasury Guarantee to BioCrude from the governmental administration of the Autonomous Island of the Grande Comore, as per the stipulations of the Concession and Power Purchase Agreements: December 10, 2016

(Fully executed; timeline: it took approximately 14 months)

B. Organizational Matrix: Construction, Management, Operations and Maintenance of Project

1. Flowchart of management staff
2. Organization of the Waste Management (Collection, Transportation, Sorting and Treatment)
3. Flowchart of Engineering, Procurement and Construction
4. Flowchart of Operations Complex and Maintenance
5. Flowchart for the influx of feedstock and the out flux (distribution) of by-products

(The tasks identified above are part and parcel of preliminary proposal, comprised of ("**Prefeasibility Study & Detailed Project Report**" and "**Business Plan (with financial metrics)**" submission (task A), that were submitted to the Governmental Authorities of the Autonomous Island of Grande Comore (September 2015) for the realization of the Concession and Power Purchase Agreements in accordance to the provisions of the Deed of Assignment pursuant to a Public-Private Partnership (PPP))

C. Project implementation plan for the Integrated Municipal Solid Waste to Energy Complex

1. Opening of the office in Moroni, Autonomous Island of Grande Comore: expected completion date March 2017
2. Recruitment and training of human resources in Moroni, Autonomous Island of Grande Comore (for engineering, management, operation and maintenance): expected completion date September 2017 (preliminary core)
3. Recruitment of human resources in Canada (for key management positions): expected completion date May 2017
4. Preliminary Engineering: completed in preliminary proposal (generic)
5. Analysis of Municipal Solid Waste: expected completion date May 2017
6. Study of the site and soil studies: expected completion date May 2017
7. Detailed Engineering plans: expected completion date September 2017
8. Detailed plan of the development strategy of the complex: expected completion date October 2017
9. Hiring of project manager(s) and subcontractors (either through reference or through tender): expected completion date May 2017
10. Recruitment of Material and Equipment specialist suppliers, via reputation in the market place or tender: expected completion date September 2017

(Timeline: 6 to 8 months from time = present)

D. Human Resource List for Project Implementation

1. Project management
2. Civil Engineers
3. Structural Engineers
4. Electrical Engineers
5. Mechanical Engineers
6. Environmental Engineers
7. Geological Engineers
8. Designers
9. Architects
10. Planners
11. Buyers
12. Supply Agents
13. Cost Controllers
14. Training Coach

(Timeline: 2 to 4 months from time = present)

E. Development and implementation of the EPC project guide (Engineering, Procurement and Construction)

1. Program Implementation Plan (**Project Execution Plan "PEP"**) Completed
2. Preparation of studies and preliminary engineering plans Completed
3. Preparation of studies and detailed engineering design 3 months following task D
4. Planning and timetable for the project (Gantt Chart) 3 months following task D
5. Obtaining permits and governmental approvals and clearances for the construction and operation of the complex 2 months following submission of detailed engineering plans to the related Governmental Agencies of the Autonomous Island of Grande Comore (timeline provision in agreements and signed off by the Governmental Authorities of Grande Comore)
6. Construction 10 to 14 months following the execution of E.5. above incorporating a startup synchronization period of approximately 1 to 2 months
7. Operation and Maintenance Complex NA for Development timeline

F. Project Management and Control: Project Implementation Plan (PIP)

1. A preliminary feasibility study and a detailed report of the complex Completed
2. Strategic planning and economic analysis Completed
3. The selection of the field Completed
4. Preliminary engineering Completed
   - Economic analysis and project risks
   - The estimate of the total capital investment as well as operating and maintenance costs
   - The preliminary assessment of environmental impact and permitting requirements
   - The technology research, analysis and conceptualization

5. Reliability analysis Completed
6. The technology selection, project configuration and sizing Concurrently with task E.3. and its timeline
7. The studies and engineering plans for the environmental permitting Concurrently with task E.3. and its timeline
8. Research Techniques Concurrently with task C and its timeline
9. The strategy and planning for the reduction of emissions of greenhouse gases (GHG) Concurrently with task C and its timeline
10. The preparation of the Clean Design Mechanism documents for submission to the CDM program (literature and the detailed report for project compliance with the standards and requirements established by the UNFCCC) Concurrently with task C and its timeline
11. Carbon capture and storage Concurrently with task C and its timeline
12. The carbon credit analysis Concurrently with task C and its timeline

13. Energy efficiency Concurrently with task C and its timeline
14. The analysis of the applicable regulations Concurrently with task C and its timeline
15. The economic and financial analysis (Business Plan) for the preparation of the application for funding Completed; we have already opened up dialogue with an EPC firm for not only engaging same for the EPC works, but also financing same under the proviso of BioCrude subrogating its right to the Sovereign Guarantees; awaiting for proforma proposal from EPC firm
16. The selection for the companies to carry out the civil works, and procure materials and equipment required for the development of the project (initiate works) Completed; we have already opened up dialogue with an EPC firm for not only engaging same for the EPC works, but also financing same under the proviso of BioCrude subrogating its right to the Sovereign Guarantees; awaiting for proforma proposal from EPC firm
17. The management and supervision of the project 10 to 14 months; duration of EPC works
18. The operation and maintenance of the MSW-Energy complex NA for Development timeline
19. The invoice, receipt and payment collection NA for Development timeline
20. Organization of briefings to the public NA for Development timeline

G. Environmental Impacts Analysis

The evaluation process:

1. The assessment of critical elements used in the development of the project, emissions harmful to the environment, leaching into soil, drainage, etc....
2. Potential erosion, the effects of the use and release of public waters on the tributaries, the adjacent ecological systems to the site, etc....
3. The amount of vehicles (trucks, cars, etc....) and emissions of pollutants
4. The energy used in the complex and cooling of various buildings
5. Materials used for the manufacture of the floor
6. Building materials used for roofs
7. Management and treatment of municipal solid waste (MSW)
8. The quality of water and air
9. The negative environmental impacts and mitigation, thereof
10. Analysis of existing site and the impact of adverse effects thereon, for the development of the MSW-Energy complex so as to minimize the impact thereof
11. Effect of development on sensitive regional systems sent by either air or by ground water systems

(Fully executed; timeline: Part and parcel of the submitted preliminary proposal ("**Prefeasibility Study & Detailed Project Report**" incorporating an "**Environmental Impact Analysis**" to the Governmental Authorities of the Autonomous Island of Grande Comore for the realization of the Concession and Power Purchase Agreements in accordance to the provisions of the Deed of Assignment pursuant to a Public-Private Partnership (PPP); the Environmental Impact Analysis was acceptable to the Governmental Authorities of the Autonomous Island of Grande Comore, hence no caveats, provisions or stipulations related thereto are within the signed contractual agreements)

Planning and Timetable for the Project

The Summary forecast for the following tasks of the project planning encompasses a timeline of 6 to 8 months:

> Analysis of the composition and characteristics of municipal solid waste,
> Study and preparation of plans for the preliminary engineering,
> Study and preparation of detailed plans of Engineering

The Summary forecast for the Construction & synchronization of different modules in the MSW to Energy complex of the project planning encompasses a timeline of 16 to 18 months (incorporating approximately 4 months for project preparation for ground breaking ceremony).

The registration statement has been revised to reflect the aforesaid.

Liquidity and Capital Resources, page 36

9. We note your response to comment 23 of our letter dated August 25, 2016. We re-issue our comment in part. In the paragraph that discusses disclosure in the Use of Proceeds section, please clarify how long you believe you could continue your operations without including any "projected revenues."

Response: Assuming the full 20,000,000 common shares are issued, raising net proceeds of $31,500,000, the Corporation can continue operating without projected revenues for approximately 14 months.

The registration statement has been revised to reflect the aforesaid.

Summary Compensation Table, page 41

10. We note your response to comment 26 of our letter dated August 25, 2016. However, it doesn't appear that any revisions have been made to this section. Please note that with respect to Mr. Baran's stock awards, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, including footnote disclosure indicating all assumptions made in the valuation of the stock awards, by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Item 402(n)(2)(v) of Regulation S-K and Instruction 1 to this Item.

Response:

The footnote under the Summary Compensation Table in this registration statement has been revised to include the disclosures required by FASB ASC Topic 718:

During the year ended December 31, 2015, the Company issued 1,000,000 shares of the Company's common stock to Mr. Baran with a grant date fair value of $746,121. Since the Company's stock was not public traded, the fair value of these shares issued to Mr. Baran was valued by the Company using the most recent selling price of the Company's common stock to outside third parties at CAD $1 (approximately USD $0.75) per share.

Note 6 – Stockholders' Deficit in the audited financial statements for the year ended December 31, 2015 in this registration statement has been revised to:

During 2015, the Company issued 5,131,065 shares of common stock to certain third parties and related parties for services. The Company valued these shares using the most recent selling price of the Company's common stock of approximately $0.75 per share and recorded grant date fair value of $3,828,485 to stock-based compensation expense. Included in 5,131,065 shares of common stock issued for services, 1,000,000 shares, with a grant date fair value of $746,121, were issued to Mr. Baran, the Company's Director / Secretary, for his services.

Selling Stockholders, page 45

11. We note your disclosure that the selling shareholders acquired their shares in the Exchange Agreement with BioCrude (Canada). Please disclose the material terms of the Exchange Agreement and explain whether it relates to the "Agreement for Purchase of Assets" referenced on page 15.

Response: This typo has been revised to consistently refer to the Agreement for the purchase of Assets. Under this agreement, the Seller agreed to sell, transfer and assign to the Purchaser, and the Purchaser agreed to purchase and assume, at the Closing, as hereinafter defined, one hundred (100%) percent of the assets of BioCrude Canada and assume all of the liabilities incurred in the operation of these assets.

The registration statement has been revised to reflect the aforesaid.

12. We note your response to comment 29 of our letter dated August 25, 2016. However, it doesn't appear that any revisions have been made to this section. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: The CEO and family members are noted in selling shareholder list. The registration statement has been revised to reflect the aforesaid.

Plan of Distribution, page 48

13. Where you discuss the company's offering, please clarify who will actually offer and sell the shares on behalf of the company and whether they meet all of the provisions of the safe harbor from being deemed a broker as set forth in Exchange Act Rule 3a4-1.

Response: The registration statement has been revised to reflect the aforesaid noting that only officers and directors will be offering and selling the shares on behalf of the company.

Our officers and directors are not: (a) subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act; (b) compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; or (c) at the time of his participation an associated person of a broker or dealer. Mr. Southworth meets the conditions of (a)(4)(ii): he primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and he does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (iii) of this section.

Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2016 and 2015, page 53

Consolidated Statements of Operations and Comprehensive Loss, page 65

14. Please revise your prior period comparative columns for the three and nine-month periods to say "September 30, 2015".

Response: The registration statement has been revised to reflect the aforesaid.

Exhibits

Exhibit 5.1

15. We note that counsel's legal opinion indicates that 6,699,343 shares of common stock are being sold by the selling stockholders. However, your registration indicates that you are registering 6,718,303 shares of common stock for sale by your selling stockholders. Please have counsel revise its legal opinion accordingly.

<u>Response</u>: Counsel's legal opinion has been revised to reflect the aforesaid.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

16. Please have your auditor revise its consent to refer to the appropriate amendment to the registration statement filed on December 1, 2016, as applicable.

<u>Response</u>: The consent of the independent registered public accounting firm has been revised to reflect the aforesaid.

Very truly yours,

/s/ John Moukas, President
BioCrude Technologies, Inc.